Exhibit 99.1

News Release 2016-56

Contact:

Dianne VanBeber

Vice President, Investor Relations and Corporate Communications

dianne.vanbeber@intelsat.com

+1-703-559-7406

Silver Lake Directors to Leave Intelsat S.A. Board at Year End

Luxembourg, 12 October 2016

Intelsat S.A. (NYSE: I), operator of the world’s first Globalized Network, powered by its leading satellite backbone, announced today that Egon Durban and Simon Patterson will resign from its Board of Directors (the “Board”) effective as of December 31, 2016. Mr. Durban, a Managing Partner and Managing Director of Silver Lake Partners joined the Board in February 2008 when Silver Lake, together with BC Partners purchased the company from prior private equity investors. Mr. Patterson, a Managing Director of Silver Lake Partners, was elected to the Board in 2012.

Upon the effective date of the resignations, the Board will have seven directors, comprised of two representatives from BC Partners, the Executive Chairman and the Chief Executive Officer of the company, and three independent directors. Entities affiliated with Silver Lake have been shareholders of Intelsat S.A. and its predecessor entities since February 2008. Silver Lake affiliates hold approximately 12% of the outstanding common shares of Intelsat S.A.

The Silver Lake directors said, “We remain committed to our investment in Intelsat and while we are leaving the Board, we will continue to support Intelsat’s management team as it advances its business.”

Intelsat S.A. Executive Chairman David McGlade commented, “On behalf of the Board, we acknowledge the valuable guidance and technology insights that Silver Lake, and Egon and Simon individually, have provided over the past eight years, a period which included the investment in our next generation Intelsat EpicNG satellite platform. We thank them for their contributions, their Board service, and their continued support as minority shareholders in Intelsat.”

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live. For more information, visit www.intelsat.com.

Intelsat Safe Harbor Statement

Statements in this news release constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks include, among others, market conditions and the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2015, and its other filings with the U.S. Securities and Exchange Commission.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

# # #